February 6, 2018

PRIVATE AND CONFIDENTIAL

Jonathan Sinclair

Dear Jonathan:

We are pleased to offer you the position of Executive Vice President, Chief Financial Officer of Canada Goose Inc. and Canada Goose Holdings Inc. (“CG” or the “Company”) effective on a date to be mutually agreed upon (“Start Date”), in accordance with the terms and conditions set out in this letter of agreement (the “Agreement”). It is understood that you will start as soon as reasonably possible after you are released from your existing employer. In this role, you will report to the President & Chief Executive Officer. In addition, you will be appointed as a corporate officer of CG.

Terms of Your Employment Include:

Salary: Your base salary will be $760,000 CAD per annum and will be deposited on a bi-weekly basis via electronic funds transfer to your bank account. Annual salaries are reviewed each year during our Fiscal Year End Performance Management and Development Process.

Annual Bonus Plan: You will be eligible to participate in our Annual Bonus Plan at a participation rate of 45% of your annual base salary. Eligibility and pay out for this plan is based on individual and company performance and is governed by the guidelines of the plan document. The award of any bonus is solely in CG’s discretion. You must be an active employee as defined in the Canada Goose Annual Bonus Plan in order to receive payment from the bonus plan. The bonus pay out for the Company’s fiscal year you commence your employment will be prorated. In the event that there is any conflict between this clause and clause 4 on Termination, clause 4 shall take precedence.

Signing Bonuses:  After commencement of your employment and subject to Board approval and applicable blackout periods, you will receive:(a) a grant of stock options with a term of 10 years (“Options”) valued at $1,175,000 CAD and vesting over four years with one fourth of the Options vesting every 12-month anniversary of the date of the grant; and (b) a grant of restricted share units (“RSUs”) valued at $825,000 CAD and vesting over three years with one third of the RSUs vesting every 12-month anniversary of the date of grant.

The Options and the RSUs will be evidenced in separate award agreements and be governed by and entirely subject to the terms of the Company’s Omnibus Incentive Plan including, without limitation, all provisions thereof relating to cessation of employment. The value attributable to the grants of Options and RSUs will be determined according to the Company’s internal policies and procedures.

In addition, in the event that your employment with CG commences on or prior to June 18, 2018, you will receive a cash signing bonus of up to $450,000 CAD less statutory taxes and deductions payable on the Start Date (“Cash Signing Bonus”); equivalent to the value of the bonus earned at your current employer due to be paid in March and June respectively, it being understood that the Cash Signing Bonus will be offset by any bonus payments you receive from your current employer and will be converted to CAD at the applicable rate at time of payment, and adjusted, if applicable, for disparity in tax rates between jurisdictions. You further agree and understand that in the event that your employment with CG commences after June 18, 2018, the Cash Signing Bonus will be reduced by 50% and any offset bonus payments received from your current employer shall equally be reduced by 50%, subject to the same conversion mechanics as are described above. Finally, in the event your employment is terminated by CG for cause, or you resign or provide notice of your resignation from your employment (other than for good reason), in all cases within 12 months following the Start Date, the entirety of the Cash Signing Bonus shall be repayable by you, and you hereby agree that CG may offset any such amount from any amounts CG owes to you, as the case may be, at the time of termination.

Relocation Benefits: You will receive relocation benefits as outlined in Schedule A – Relocation Benefits, attached.

Long Term Incentive Plan:  You are eligible to participate in the Long Term Incentive Plan (LTIP) of the Company, which currently provides for the grant of stock options under the Omnibus Incentive Plan at a rate consistent with your level in the organization.  Your level of participation will initially correspond to a LTIP grant equal to 80% of your annual base salary calculated in accordance with the Company’s policies and procedures. Awards are granted in the first half of the fiscal year, with approval of the Board of Directors, and are governed by the LTIP, the Omnibus Incentive Plan and the associated Company’s policies and procedures, which may be amended or terminated from time to time by the Company in its sole discretion.  Further plan documentation will be provided under separate cover.

Your first annual LTIP to be granted after the fiscal year ending March 31, 2019 will be prorated as applicable based on the date of commencement of your employment in such fiscal year.

Vacation: You are entitled to 4 weeks of vacation per calendar year. Should you not complete any full calendar year of employment any vacation monies paid out to you which have not been earned will be deducted from your final pay. The Company acknowledges that you have scheduled vacation from 2-9 September inclusive.

Benefits: You will be eligible to participate in CG’s executive benefit plan effective from your Start Date. All benefit premiums are paid 100% by CG except for the Long Term Disability, which is paid 100% by you. The premium for LTD is calculated on your base salary and will be deducted from your bi-weekly pay. You are also eligible for an annual Comprehensive Health Assessment at the Medcan Clinic. CG reserves the right, in its sole discretion, to alter or eliminate any benefits or to change benefits providers. In addition to the foregoing and subject to required health exams, Canada Goose will pay for a life insurance policy with a payout equal to one year of your base salary.

Retirement Savings Program:  You will be eligible to participate in CG’s salaried employee RRSP/DPSP program effective from your Start Date.  The Company will match individual biweekly contributions made to your RRSP up to a maximum of 3% base salary.

Employee Purchase Plan: You are entitled to 3 complimentary jackets each calendar year as well as 4 jackets each calendar year at 50% off MSRP. You are also eligible to participate in CG’s Employee Purchase Plan. This benefit is designed to assist you with purchasing CG products at a reduced rate for you and your immediate family. You will not be entitled to any cash compensation in lieu of this benefit.

Employee Policy Manual: You were provided with a copy of CG’s current employee policy manual. You agree that you will adhere to all CG policies, guidelines, systems and procedures. CG reserves the right to change the provisions of any of these at any time.

Expenses: All of your reasonable out-of-pocket business expenses will be reimbursed by CG upon receipt of appropriate documentation of such actually incurred expenditure. Any major expenses must be authorized in advance.
Immigration Status: Notwithstanding anything to the contrary contained herein, you hereby agree and understand that, as a condition to your employment and continued employment with CG, you must at all times retain the appropriate status to work in Canada or hold a valid work permit, as the case may be, as required under the Immigration and Refugee Protection Regulations, 2002 of Canada or any other applicable law or regulation. In that context, if at any time during your employment your status changes and you are unable to qualify for another status permitting you to work in Canada, you hereby accept and understand that your employment will terminate immediately without any notice, payment in lieu of notice or any other indemnity whatsoever, except as otherwise required under applicable employment standards legislation.

Confidential Information: The term "Confidential Information" means information and data not known generally outside CG. Concerning CG’s business and technical information, including, without limitation, information relating to Inventions, as defined below, customer lists, pricing policies, lists of suppliers, patents, trademarks, payment terms, terms of sale including special customer discounts or concessions, customer sales volumes, marketing knowledge and/or information, production knowledge and/or information, knowledge and/or information regarding CG competitors.

It is understood that Confidential Information does not include:

(a)	information which is or becomes generally available to the public or within the industry through no act or omission on your part; or

(b)
information which is required to be disclosed pursuant to any statute, regulation, order, subpoena or document discovery request, provided that you shall, as soon as practicable, give CG prior written notice of such required disclosure in order to afford CG an opportunity to seek a protective order (it being agreed that if a protective order is not sought or obtained in such circumstances, you may disclose such information without liability).

You agree that all Confidential Information is the property of CG and shall remain so and that the disclosure of any Confidential Information would be highly detrimental to the best interests of CG and could severely damage the economic interests of CG Except as otherwise herein provided, you agree that during the Term and thereafter, you will hold in strictest confidence, and will take all necessary precautions against unauthorized disclosure of, and will not use or disclose to any person, firm or corporation, without the written authorization of CG, any of the Confidential Information, except as such use or disclosure may be required in connection with your work for CG hereunder. You understand that this Agreement applies to computerized and electronic, as well as written information.

Upon and following the termination of this Agreement, you agree that you will not take with you any Confidential Information that is in written, computerized, machine-readable, model, sample, or other form capable of physical delivery, without the prior written consent of CG. You also agree that, upon the termination of this Agreement, you shall deliver promptly and return to CG all such materials, along with all other property of CG in your possession, custody or control and you shall make no further use of same. Should you discover any such items after the termination of this Agreement; you agree to return them promptly to CG without retaining copies of any kind.

Inventions: The term "Inventions" means any intellectual property including without limitation, all technological innovations, discoveries, inventions, designs, formulae, know-how, tests, performance data, processes, production methods, software, improvements to all such property and the like, regardless of whether or not patentable, copyrightable, or subject to trade-mark and further includes any recorded material, notes or records defining, describing or illustrating any such intellectual property.

With respect to any and all Inventions which you, either by yourself alone or together with others, make, conceive, originate, devise, discover, develop or produce, in whole or in part, during the period of your employment with CG hereunder or during, in whole or in part, the 12 month period after your employment hereunder and which such Inventions arise or relate, directly or indirectly, to your performance of your obligations under this Agreement delivered hereunder, you agree:

(a)
to keep notes and written records of any such work, which records shall be provided to CG and made available at all times for the purposes of evaluation and use in obtaining patents, trademarks or copyrights or as a protective procedure;

(b)
to disclose fully and promptly to CG any and all such Inventions, regardless of whether or not made, conceived, originated, devised, discovered, developed or produced by you or others on your behalf either during your working hours or in connection with the work assigned to you by CG;

(c)
that all models, instructions, drawings, blueprints, manuals, letters, notes, notebooks, books, memoranda, reports, software code listings, or other writings made by you or which may come into your possession during the Term of this Agreement and which relate in any way to or embody any Confidential Information or relate to your employment hereunder or any activity or business of CG, shall be the exclusive property of CG and shall be kept on CG premises, except when required elsewhere in connection with any activity of CG and shall be available to representatives of CG at all times for the purpose of evaluation and use in obtaining patents, trademarks or copyrights or other protective procedures;

(d)
that CG is and shall be the sole owner of all intellectual and industrial property rights in any and all such Inventions and that you hereby irrevocably assign and agree to assign all right, title and interest in such Inventions to CG or its nominee without any additional compensation to it and that you will sign all applications for, and assignments of, patents, trademarks, copyright or other interests therein required by CG and that you will sign all other writings and perform all other acts necessary or convenient to carry out the terms of this Agreement;

(e)
that these obligations under this Article shall continue beyond the termination of your employment with respect to Inventions conceived or made by you during the period of and in connection with this engagement and for the 12 month period after your employment ceases and shall be binding upon your assigns, executors, administrators and other legal representatives; and

(f)	to irrevocably waive any and all of your moral rights in any such Inventions.

Non-Solicitation: You hereby agree that during your employment and for twelve (12) months following the termination of your employment:

(a)
you will not, on your own behalf or on behalf of any Person (as defined below), whether directly or indirectly, in any capacity whatsoever, alone, through or in connection with any Person, for any purpose which is in competition, in whole or in part, with the Business (as defined below), solicit any Customer (as defined below) or procure to assist in the soliciting of any Customer;

(b)
you will not, on your own behalf or on behalf of any Person, whether directly or indirectly, in any capacity whatsoever, alone, through or in connection with any Person, interfere or attempt to interfere with the Business or persuade or attempt to persuade any Customer to discontinue or adversely alter such Person's relationship with CG;

(c)
you will not, on your own behalf or on behalf of any Person, whether directly or indirectly, in any capacity whatsoever, alone, through or in connection with any Person, employ, offer employment to or solicit the employment or service of or otherwise entice away from the employment or service of CG, any individual who is employed by CG or any Person whose consulting services are retained by CG at the time of the termination of your employment or who was employed by CG or whose services were retained by CG in the six month period preceding the termination of your employment, whether or not such Person would commit any breach of his or her contract of employment or services agreement by reason of leaving the service of CG.

Non-Competition: You hereby agree that during your employment and for twelve (12) months following the termination of your employment you will not, on your own behalf or on behalf of any Person, whether directly or indirectly, in the Same or Similar Capacity (as defined below), alone, through or in connection with any Person, carry on or be employed by, be engaged in, consult with or advise, permit your name to be used or employed by, own shares in the capital, lend money to or guarantee the debts of any business which is in competition, in whole or in part, with the Business, in all or part of the Territory. In addition you hereby agree that during your employment and for twelve (12) months following the termination of your employment you will not agree to be employed or consult for the following competitive brands anywhere in the world: Moncler, Moose Knuckles, Mackage, Patagonia, Nobis, The North Face, Colmar, CMFR, HBC, Roots, Arcteryx, Woods, Sierra Designs, Carhartt, G-Lab, Woolrich, Duvettica, Parajumpers, Herno, Stone Island, Museum and Alpha Industries and such other brands as Canada Goose may from time to time designate in writing as being competitive.

For the purposes of this Agreement, the following terms shall have the following meaning:

"Business" means manufacturing, distribution, marketing and sale of outerwear and related accessories.

"Customer" means any Person (excluding retail customers) who, during your employment, and in the case of termination, has in the twelve (12) months preceding the date of termination of your employment hereunder for any reason, purchased from CG, with your assistance, any product or services produced, sold, licensed, or distributed by CG in respect of the Business.

"Person" means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body; and pronouns which refer to a Person shall have a similarly extended meaning.

"Same or Similar Capacity" shall mean:

1.	the same or similar capacity or function in which you worked for CG at any time during the last two (2) years of your employment;

2.	any executive or managerial capacity; and/or

3.	any other capacity, where your knowledge of confidential information could provide a competitive advantage to a competing business;

"Territory" shall mean the provinces of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island, Quebec, Saskatchewan and the states of Colorado, Massachusetts, and New York.

You understand and agree that the Confidential Information, Inventions, Non-Solicitation and Non-Competition provisions above are reasonable, enforceable and independent of one another should any provision be found unenforceable by a court of law. Further, you understand that a breach of any of these provisions during the term of your employment constitutes cause (as defined below) for termination of employment and that whether during or after your employment, such breach causes irreparable harm. You hereby acknowledge that the non-solicitation and non-competition restrictions contained in this Agreement, in view of the nature of the Business, are reasonable and necessary in order to protect the legitimate interests of CG and that any violation thereof would result in irreparable injuries to CG and that damages alone would be an inadequate remedy for any violation of the aforementioned restrictions. You further acknowledge that in the event of a violation of any of these restrictions, CG shall be entitled to obtain from any Court of competent jurisdiction temporary, interlocutory and permanent injunctive relief which rights shall be cumulative and in addition to any other rights or remedies to which CG may be entitled.

Termination of Employment and Severance Benefits Your employment hereunder shall terminate under the following circumstances:

1.
Death. In the event of your death during your employment, the date of death shall be the date of termination, and the Company shall pay or provide your designated beneficiary or, if no beneficiary has been designated by you in a notice received by the Company, to your estate: a) any annual base salary earned but not paid through the date of termination, b) pay for any vacation time earned but not used through the date of termination, c) subject to the timing rules of the Annual Bonus Plan, any bonus awarded for the year preceding that in which termination occurs, but unpaid on the date of termination, and d) any business expenses incurred by you but unreimbursed on the date of termination, provided that such expenses and required substantiation and documentation are submitted within sixty (60) days following termination, and that such expenses are reimbursable under the terms of this Agreement (all of the foregoing, payable subject to the timing limitations described herein, "Final Compensation"). The Company shall have no further obligation or liability to you other than as expressly provided herein. Other than business expenses described, Final Compensation shall be paid to your designated beneficiary or estate within thirty (30) days following the date of death in a lump sum.

2.
Disability. The Company may terminate your employment hereunder, upon notice to you, in the event that you becomes disabled during your employment hereunder through any illness, injury, accident or condition of either a physical or psychological nature and, as a result, is unable to perform substantially all of his duties and responsibilities hereunder (notwithstanding the provision of any reasonable accommodation) for one hundred eighty (180) consecutive days or an aggregate of two hundred forty (240) days during any period of three hundred sixty-five (365) consecutive days. In the event of such termination, the Company shall have no further obligation or liability to you, other than as expressly provided herein, and other than to provide you with you minimum entitlement to notice, severance pay (if any) and benefits continuation under applicable employment standards legislation and for payment of any Final Compensation due you. Other than business expenses described, Final Compensation shall be paid to you within thirty (30) days following the date of termination of employment in a lump sum.

The President & Chief Executive Officer may designate another employee to act in your place during any period of your disability. If any question shall arise as to whether you are disabled through any illness, injury, accident or condition of either a physical or psychological nature so as to be unable to perform substantially all of your duties and responsibilities hereunder, you may, and at the request of the Company shall, submit to a medical examination by a physician selected by the Company, from a company such as Medcan or Medysis, to determine whether you are disabled, and such determination shall for the purposes of this Agreement be conclusive. If such question shall arise and you shall fail to submit to such medical examination, the Company's determination of the issue shall be binding on you.

3.
By the Company for Cause. The Company may terminate your employment hereunder for just cause, at any time upon notice to you setting forth in reasonable detail the nature of such cause. Upon the giving of notice of termination of your employment hereunder for cause, the Company shall have no further obligation or liability to you, other than as expressly provided herein and, for any Final Compensation due to you. Other than business expenses described, Final Compensation shall be paid to you within thirty (30) days following the date of termination of employment in a lump sum. Any one or more of the following events shall constitute cause:

i.	theft, dishonesty, or other similar behaviour;

ii.	any neglect of duty or misconduct in discharging any of your duties and responsibilities hereunder;

iii.	any conduct which is materially detrimental or embarrassing to CG. including, without limitation, you being convicted of an offence under the Canada Criminal Code;

iv.
your acceptance of a gift of any kind, other than gifts of nominal or inconsequential value, from any source directly or indirectly related to your employment with CG, unless prior approval by the President & Chief Executive Officer (or anyone else who has been designated) has been obtained;

v.
violation of the CG company policies included with this letter or any other company policies which may reasonably subsequently be introduced, including but not limited to, a material breach of the policies related to health and safety, sexual harassment, anti-discrimination, and violence in the workplace ;

vi.	any material misrepresentation, falsehood or omission on your part either during the application and hiring process, or otherwise during the course of (and related to) your employment; or

vii.	any other act or omission or series of acts or omissions by you that would in law permit CG to, without notice or payment in lieu of notice, terminate your employment.

4.
By the Company Other Than for Cause. The Company may terminate your employment hereunder other than for cause at any time upon notice to you. In the event of such termination, in addition to any Final Compensation due to you, the Company will a) pay you a severance amount representing one (1) times your annual base salary and b) continue your participation in the benefits plans described in herein for a period of one (1) year following the date of the termination of employment, subject to the terms of the applicable plan (collectively, the "Severance Benefits"). The Company shall also pay you any Final Compensation due to you (other than business expenses described) in a lump sum within thirty (30) days following the date of the termination of employment. Any obligation of the Company to provide the Severance Benefits in excess of statutory minimums is conditioned, however, on you signing (in such a manner that will give legal effect) and returning to the Company a release of claims in the form provided by the Company within ten (10) days following the date of termination (any such release submitted by such deadline, the "Release of Claims") and on your continued compliance with your obligations to the Company under this Agreement that survive termination of your employment, including without limitation the Confidential Information, Inventions, Non-Solicitation and Non-Competition provisions. All amounts to which you are entitled hereunder which exceeds statutory minimums shall be payable, at the discretion of the Company, in a lump sum within thirty (30) days that follows the date on which the Company receives your signed Release of Claims, or in the form of salary continuation, payable in accordance with the normal payroll practices of the Company for its executives, with the first payment, which shall be retroactive to the day immediately following the date your employment terminated, being due and payable, on the Company's next regular payday for executives that follows the date on which the Company receives your signed Release of Claims. Any pro rata annual bonus to which you are entitled hereunder shall be paid to you at the same time that annual bonuses for the applicable fiscal year are paid to senior executives of the Company generally in accordance with the Annual Bonus Plan.

5.
By You without Good Reason. You may terminate your employment hereunder at any time upon ninety (90) days' prior written notice to the Company; in such a case, the Company may elect to waive the period of notice, or any portion thereof. The Company shall also pay you any Final Compensation due to you in a lump sum within thirty (30) days (other than business expenses described) following the date of the termination of employment.

Exclusive Right to Severance. You here agree that the Severance Benefits to be provided to you in accordance with the terms and conditions set forth in this Agreement are intended to be inclusive of all termination and/or severance payments that may be required at common law or under the applicable employment standards legislation. You hereby knowingly and voluntarily waive any right you might otherwise have to participate in or receive benefits under any other plan, program or policy of the Company providing for severance or termination pay or benefits. The parties agree that you shall not be required to mitigate the amount of any payments or benefits which form part of the Severance Benefits by seeking other employment, nor will the Severance Benefits be reduced by any compensation, remuneration and/or benefits earned by you as a result of employment by another employer or the rendering of services after the date of termination.

Effect of Termination. The provisions of this Termination and Severance Section shall apply to any termination of your employment under this Agreement. Provision by the Company of Final Compensation and Severance Benefits, if any, (and notice, severance pay (if any) and benefits continuation, if applicable), that are due to you in each case under the applicable termination provision of herein shall constitute the entire obligation of the Company to you. Following the Company's request, you shall promptly give the Company notice of all facts necessary for the Company to determine the amount and duration of its obligations in connection with any termination pursuant to this section.

Except as otherwise provided herein, your participation in all employee benefit plans of the Company shall terminate pursuant to the terms of the applicable plan documents based on the date of termination of your employment without regard to any base salary for notice waived pursuant to the resignation section hereof or to any Severance Benefits or other payment made to or on behalf of you following such date of termination.

Provisions of this Agreement shall survive any termination of your employment if so provided herein or if necessary or desirable fully to accomplish the purposes of other surviving provisions, including without limitation your obligations under Confidential Information, Inventions, Non-Solicitation and Non-Competition provisions hereof. The obligation of the Company to provide Severance Benefits hereunder, which exceed statutory minimums, and your right to retain such payments, is expressly conditioned on your continued full performance in accordance with the Confidential Information, Inventions, Non-Solicitation and Non-Competition provisions hereof. You hereby recognize that, except as expressly provided herein, no compensation is earned after termination of employment.

Severability: In the event that any provision in this Agreement or part thereof shall be deemed void or invalid by a court of competent jurisdiction, the remaining provisions, or parts thereof, shall be and remain in full force and effect.

Entire Agreement: This Agreement constitutes the entire agreement between the parties hereto with respect to your employment. Any and all previous agreements, written or oral, express or implied between the parties hereto or on their behalf relating to your employment by CG are hereby terminated and cancelled and each of the parties hereto hereby releases and forever discharges the other of and from all manner of actions, causes of action, claims and demands whatsoever under or in respect of any such agreement.

Amendment: This Agreement may be altered, modified or amended only by a written instrument, duly executed by both parties and stating that the alteration, modification or amendment is an addition to and subject to this Agreement.

Non-Merger: Notwithstanding any other provision in this Agreement to the contrary, the provisions of the paragraphs dealing with Confidential Information, Inventions, Non-Solicitation, and Non-Competition hereof shall survive termination of this Agreement and shall not merge therewith.

Notices: Any notice required or permitted to be given to you shall be sufficiently given if delivered to you personally or if mailed by registered mail to your address last known to CG.

Any notice required or permitted to be given to CG shall be sufficiently given if delivered to or mailed by registered mail to CG at its registered office.

Any notice given pursuant to and in accordance with this paragraph shall be deemed to be received by you on the third business day after mailing, if sent by registered mail, and on the day of delivery, if delivered.

Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

Canada Goose Inc. has an accommodation process in place that provides accommodations for employees with disabilities. If you require a specific accommodation because of a disability, please contact Human Resources at hr@canadagoose.com.

Please review and confirm your acceptance by signing this offer letter. If you are in agreement with the terms and conditions as outlined in this offer letter, please acknowledge your acceptance by emailing one signed copy to Kara MacKillop, Human Resources, at kmackillop@canadagoose.com.

Yours truly,
CANADA GOOSE INC.

/s/ Dani Reiss                        /s/ Kara MacKillop

Dani Reiss                        Kara MacKillop
President & Chief Executive Officer        SVP, Human Resources

ACKNOWLEDGMENT & ACCEPTANCE

I understand and accept this offer. I have been afforded reasonable opportunity to consult with an advisor of my choice. I do not rely on any promises other than those expressly set out in this Agreement. I agree to all of the above terms voluntarily.

DATED at , on , 2018.

WITNESS:        )
)
)    /s/ Jonathan Sinclair
_____________________________    )

Schedule A
Relocation Benefits

Canada Goose Inc. (“CG”) will provide you with the following relocation benefits:

Immigration Costs
CG will cover the costs for the Canadian work permit for you and your spouse, including legal advice, as necessary. CG will not be liable in any way if no work permit will be granted.

Relocation
CG will cover reasonable costs of a house hunting trip, the move of your household goods from London to Toronto, business class travel for you and your spouse and relocation of your pet to a maximum of $50,000 CAD, grossed up for applicable taxes. In addition, you will receive a relocation allowance of $10,000 CAD, grossed up for applicable taxes, for miscellaneous costs you may incur.

Housing Allowance
Subject to the following, you will be provided with a monthly housing allowance in the amount of $13,000 CAD, grossed up for applicable taxes. Subject to your continued employment with CG, this housing allowance will be provided to you for a period of 36 months as of the Start Date.

Home Leave
CG will reimburse the fare of one pair of round-trip business class tickets between the UK and Toronto for you and your spouse within one year of your Start Date. You will not be entitled to any cash compensation in lieu of this benefit.

Tax Preparation Support
CG will support tax preparation services for two taxation years following your move to Canada. This will include tax support for filing taxes in both the United Kingdom and Canada.

Repatriation

If your employment is terminated by CG for any reason other than cause within the first two (2) years of employment following the Start Date or if you die or become permanently disabled, CG will reimburse you for the following costs associated with your relocation back to London, UK, up to $20,000 CAD, upon receipt of appropriate documentation of such actually incurred expenditures: cancelation fees as a result of a lease termination, move of physical goods and air travel for you, your spouse and pet. If you terminate your employment for any reason, at any time, no repatriation by CG will be reimbursed unless otherwise agreed between the parties.